Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	September 29,	December 30,
	2018	2017
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$64,930	$383,556
Accounts receivable, net	301,670	198,330
Costs and estimated earnings in excess of billings	47,629	9,512
Inventories	229,761	184,439
Other current assets	15,690	7,764
Total current assets	659,680	783,601
Property, plant and equipment, less accumulated depreciation, depletion and amortization (September 29, 2018 - $748,265 and December 30, 2017 - $631,841)	1,751,810	1,615,424
Goodwill	1,148,588	1,037,320
Intangible assets, less accumulated amortization (September 29, 2018 - $7,819 and December 30, 2017 - $6,698)	18,892	16,833
Other assets	50,832	51,063
Total assets	$3,629,802	$3,504,241
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$4,765
Current portion of acquisition-related liabilities	11,648	11,587
Accounts payable	141,480	100,637
Accrued expenses	114,488	116,274
Billings in excess of costs and estimated earnings	13,072	15,750
Total current liabilities	285,453	249,013
Long-term debt	1,808,190	1,810,833
Acquisition-related liabilities	25,185	52,239
Other noncurrent liabilities	121,717	100,562
Total liabilities	2,240,545	2,212,647
Commitments and contingencies (see note 10)
Member’s equity	1,390,726	1,359,760
Accumulated earnings (deficit)	17,402	(51,031)
Accumulated other comprehensive loss	(18,871)	(17,135)
Total member’s interest	1,389,257	1,291,594
Total liabilities and member’s interest	$3,629,802	$3,504,241

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Revenue:
Product	$512,822	$465,556	$1,229,596	$1,088,299
Service	112,195	108,831	234,572	223,500
Net revenue	625,017	574,387	1,464,168	1,311,799
Delivery and subcontract revenue	69,644	59,794	145,804	130,752
Total revenue	694,661	634,181	1,609,972	1,442,551
Cost of revenue (excluding items shown separately below):
Product	321,586	277,301	814,166	677,861
Service	80,573	72,450	170,626	154,408
Net cost of revenue	402,159	349,751	984,792	832,269
Delivery and subcontract cost	69,644	59,794	145,804	130,752
Total cost of revenue	471,803	409,545	1,130,596	963,021
General and administrative expenses	59,457	59,175	190,975	175,729
Depreciation, depletion, amortization and accretion	53,974	48,969	150,663	133,756
Transaction costs	1,260	2,581	3,817	6,474
Operating income	108,167	113,911	133,921	163,571
Interest expense	28,720	28,708	86,066	79,195
Loss on debt financings	—	—	149	190
Gain on sale of business	(12,108)	—	(12,108)	—
Other income, net	(3,371)	(2,716)	(11,942)	(3,963)
Income from operations before taxes	94,926	87,919	71,756	88,149
Income tax expense	4,499	5,286	3,323	6,543
Net income	90,427	82,633	68,433	81,606
Net income (loss) attributable to noncontrolling interest	—	59	—	(27)
Net income attributable to member of Summit LLC	$90,427	$82,574	$68,433	$81,633

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Net income	$90,427	$82,633	$68,433	$81,606
Other comprehensive income (loss):
Postretirement liability adjustment	—	—	—	413
Foreign currency translation adjustment	1,970	4,374	(3,179)	8,498
Income on cash flow hedges	87	212	1,443	384
Other comprehensive income (loss):	2,057	4,586	(1,736)	9,295
Comprehensive income	92,484	87,219	66,697	90,901
Less comprehensive income (loss) attributable to the noncontrolling interest in consolidated subsidiaries	—	59	—	(27)
Comprehensive income attributable to member of Summit LLC	$92,484	$87,160	$66,697	$90,928

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine months ended
	September 29,	September 30,
	2018	2017
Cash flow from operating activities:
Net income	$68,433	$81,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	152,279	139,953
Share-based compensation expense	19,833	14,148
Net gain on asset disposals	(27,261)	(6,063)
Non-cash loss on debt financings	—	85
Change in deferred tax asset, net	1,463	4,768
Other	873	(855)
(Increase) decrease in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(90,481)	(98,961)
Inventories	(26,027)	(12,835)
Costs and estimated earnings in excess of billings	(37,643)	(31,606)
Other current assets	(6,819)	6,043
Other assets	(1,217)	(3,141)
Increase (decrease) in operating liabilities, net of acquisitions and dispositions:
Accounts payable	24,392	37,705
Accrued expenses	(1,611)	4,986
Billings in excess of costs and estimated earnings	(3,850)	2,386
Other liabilities	(1,807)	(5,324)
Net cash provided by operating activities	70,557	132,895
Cash flow from investing activities:
Acquisitions, net of cash acquired	(210,894)	(371,479)
Purchases of property, plant and equipment	(183,752)	(147,478)
Proceeds from the sale of property, plant and equipment	18,426	13,290
Proceeds from sale of business	21,564	—
Other	2,660	182
Net cash used for investing activities	(351,996)	(505,485)
Cash flow from financing activities:
Capital contributions by member	15,615	256,667
Capital issuance costs	—	(627)
Proceeds from debt issuances	64,500	302,000
Debt issuance costs	(550)	(5,317)
Payments on debt	(79,027)	(12,887)
Payments on acquisition-related liabilities	(32,821)	(20,116)
Distributions	(2,569)	(2,609)
Other	(1,913)	(845)
Net cash (used in) provided by financing activities	(36,765)	516,266
Impact of foreign currency on cash	(422)	734
Net (decrease) increase in cash	(318,626)	144,410
Cash and cash equivalents – beginning of period	383,556	142,672
Cash and cash equivalents – end of period	$64,930	$287,082

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	(deficit) earnings	loss	interest
Balance - December 30, 2017	$1,359,760	$(51,031)	$(17,135)	$1,291,594

Net contributed capital	15,615	—	—	15,615
Net income	—	68,433	—	68,433
Other comprehensive loss	—	—	(1,736)	(1,736)
Distributions	(2,569)	—	—	(2,569)
Share-based compensation	19,833	—	—	19,833
Other	(1,913)	—	—	(1,913)
Balance - September 29, 2018	$1,390,726	$17,402	$(18,871)	$1,389,257

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc. Equity Offering—On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of limited partnership interests in Summit Holdings (“LP Units”) and caused Summit Holdings to use a portion of the proceeds from the offering to acquire two materials-based companies for a combined purchase price of approximately $110 million in cash.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 30, 2017. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of September 29, 2018, the results of operations for the three and nine months ended September 29, 2018 and September 30, 2017 and cash flows for the nine months ended September 29, 2018 and September 30, 2017.

Principles of Consolidation—The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting. In October 2017, the Company acquired the 20% of Ohio Valley Asphalt, LLC held by noncontrolling interests, making it a wholly-owned subsidiary.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-

lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in those states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been extended to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and nine months ended September 29, 2018 and September 30, 2017.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants and underground storage space rental.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales. Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Aggregates and cement products are sold point-of-sale through purchase orders. When the product is sold on account, collectability typically occurs 30 to 60 days after the sale.  Revenue is recognized when cash is received from the customer at the point of sale or when the products are delivered or collected on site. There are no other timing implications that will create a contract asset or liability, and contract modifications are unlikely given the timing and nature of the transaction. Material sales are likely to have multiple performance obligations if the product is sold with delivery. In these instances, delivery most often occurs on the same day as the control of the product transfers to the customer. As a result, even in the case of multiple performance obligations, the performance obligations are satisfied concurrently and revenue is recognized simultaneously.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants, and underground storage space rental. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects, the customer will withhold a portion of the invoice for retainage, which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized using the percentage of completion method, which approximates progress towards completion. Under the percentage of completion method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the three and nine months ended September 29, 2018.

We recognize claims when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized. Contract assets and liabilities are netted on a contract-by-contract basis.

New Accounting Standards — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which prescribes a five-step model for revenue recognition that replaced most existing revenue recognition guidance in U.S. GAAP. The ASU supersedes nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. We adopted this ASU in the first quarter of 2018 using the modified retrospective approach, which did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. We adopted this ASU in the first quarter of 2018 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

Since its formation, the Company has completed numerous acquisitions, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. The following table summarizes the Company’s acquisitions by region and period:

	Nine months ended	Year ended
	September 29,	December 30,
	2018	2017
West	4	6
East (1)	6	8
_______________________________________________________________________
(1) In addition, the Company acquired certain assets of a small ready-mix concrete operation in the second quarter of 2018.

The purchase price allocation, primarily the valuation of property, plant and equipment for the 2018 acquisitions, as well as the 2017 acquisitions that occurred after September 30, 2017, has not yet been finalized due to the recent timing of the acquisitions and status of the valuation of property, plant and equipment. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Nine months ended	Year ended
	September 29,	December 30,
	2018	2017
Financial assets	$14,275	$31,615
Inventories	19,607	8,300
Property, plant and equipment	94,576	160,975
Intangible assets	3,179	161
Other assets	1,264	4,200
Financial liabilities	(11,914)	(15,501)
Other long-term liabilities	(8,255)	(17,610)
Net assets acquired	112,732	172,140
Goodwill	106,504	247,536
Purchase price	219,236	419,676
Acquisition-related liabilities	(8,342)	(43,452)
Other	—	(1,294)
Net cash paid for acquisitions	$210,894	$374,930

Changes in the carrying amount of goodwill, by reportable segment, from December 30, 2017 to September 29, 2018 are summarized as follows:

	West	East	Cement	Total
Balance, December 30, 2017	$527,290	$305,374	$204,656	$1,037,320
Acquisitions (1)	55,013	57,950	—	112,963
Foreign currency translation adjustments	(1,695)	—	—	(1,695)
Balance, September 29, 2018	$580,608	$363,324	$204,656	$1,148,588
_______________________________________________________________________
(1) Reflects goodwill from 2018 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	September 29, 2018			December 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Leases	$19,068	$(4,950)	$14,118	$15,888	$(4,178)	$11,710
Reserve rights	6,234	(1,857)	4,377	6,234	(1,625)	4,609
Trade names	1,000	(833)	167	1,000	(758)	242
Other	409	(179)	230	409	(137)	272
Total intangible assets	$26,711	$(7,819)	$18,892	$23,531	$(6,698)	$16,833

Amortization expense totaled $0.5 million and $1.1 million for the three and nine months ended September 29, 2018, respectively, and $0.3 million and $1.0 million for the three and nine months ended September 30, 2017, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to September 29, 2018 is as follows:

2018 (three months)	$412
2019	1,588
2020	1,511
2021	1,475
2022	1,482
2023	1,350
Thereafter	11,074
Total	$18,892

In September 2018, the Company sold a non-core business in the West segment, resulting in cash proceeds of $21.6 million, and a total gain on the disposition of the business of $12.1 million.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and nine months ended September 29, 2018 and September 30, 2017 is as follows:

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Revenue by product*:
Aggregates	$109,621	$90,594	$280,761	$236,437
Cement	87,909	94,915	197,439	213,243
Ready-mix concrete	164,866	139,934	447,490	361,824
Asphalt	125,153	115,917	231,666	218,934
Paving and related services	146,477	136,445	288,119	270,449
Other	60,635	56,376	164,497	141,664
Total revenue	$694,661	$634,181	$1,609,972	$1,442,551
*Revenue from liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 30, 2017 to September 29, 2018. Also included in the table is the net change in estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance - December 30, 2017	$9,512	$15,750
Changes in revenue billed, contract price or cost estimates	37,643	(3,850)
Acquisitions	483	1,179
Other	(9)	(7)
Balance - September 29, 2018	$47,629	$13,072

Accounts receivable, net consisted of the following as of September 29, 2018 and December 30, 2017:

	September 29,	December 30,
	2018	2017
Trade accounts receivable	$220,540	$137,696
Construction contract receivables	70,626	49,832
Retention receivables	15,144	14,973
Receivables from related parties	297	468
Accounts receivable	306,607	202,969
Less: Allowance for doubtful accounts	(4,937)	(4,639)
Accounts receivable, net	$301,670	$198,330

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of September 29, 2018 and December 30, 2017:

	September 29, 2018	December 30, 2017
Aggregate stockpiles	$158,476	$126,791
Finished goods	37,917	34,667
Work in process	10,028	7,729
Raw materials	23,340	15,252
Total	$229,761	$184,439

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of September 29, 2018 and December 30, 2017:

	September 29, 2018	December 30, 2017
Interest	$23,267	$24,095
Payroll and benefits	25,569	33,915
Capital lease obligations	14,955	19,276
Insurance	14,580	11,455
Non-income taxes	14,865	7,467
Professional fees	960	1,717
Other (1)	20,292	18,349
Total	$114,488	$116,274
_______________________________________________________________________
(1) Consists primarily of subcontractor and working capital settlement accruals.

6. DEBT

Debt consisted of the following as of September 29, 2018 and December 30, 2017:

	September 29, 2018	December 30, 2017
Term Loan, due 2024:
$630.6 million and $635.4 million, net of $1.4 million and $1.6 million discount at September 29, 2018 and December 30, 2017, respectively	$629,210	$633,805
8 1/2% Senior Notes, due 2022	250,000	250,000
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $1.2 million and $1.4 million discount at September 29, 2018 and December 30, 2017, respectively	648,831	648,650
5 1⁄8% Senior Notes, due 2025	300,000	300,000
Total	1,828,041	1,832,455
Current portion of long-term debt	4,765	4,765
Long-term debt	$1,823,276	$1,827,690

The contractual payments of long-term debt, including current maturities, for the five years subsequent to September 29, 2018, are as follows:

2018 (three months)	$—
2019	6,354
2020	7,942
2021	6,354
2022	256,354
2023	656,354
Thereafter	897,252
Total	1,830,610
Less: Original issue net discount	(2,569)
Less: Capitalized loan costs	(15,086)
Total debt	$1,812,955

Senior Notes—On June 1, 2017, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC (“Finance Corp.” and together with Summit LLC, the “Issuers”) issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017 (as amended and supplemented, the “2017 Indenture”). The 2017 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2017 Indenture also contains customary events of default. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2016, the Issuers issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The 2022 Notes were issued under an indenture dated March 8, 2016, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2022 Notes and the 2025 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2017 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of September 29, 2018 and December 30, 2017, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On January 19, 2017, Summit LLC entered into Amendment No. 1 (“Amendment No. 1”) to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which, among other things, reduced the applicable margin in respect of the then outstanding $640.3 million principal amount of term loans thereunder. All other material terms and provisions remain substantially identical to the terms and provisions in place immediately prior to the effectiveness of Amendment No. 1. On November 21, 2017, Summit LLC entered into Amendment No. 2 to the Credit Agreement, which, among other things, extended the maturity date from 2022 to 2024 and reduced the applicable margin in respect of the $635.4 million outstanding principal amount of term loans thereunder. On May 22, 2018, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which, among other things, reduced the applicable margin in respect of the $633.8 million outstanding principal amount of term loans thereunder.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of September 29, 2018 and December 30, 2017, leaving remaining borrowing capacity of $219.6 million as of September 29, 2018, which is net of $15.4 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of September 29, 2018 and December 30, 2017, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the nine months ended September 29, 2018 and September 30, 2017:

Deferred financing fees
Balance - December 30, 2017	$19,033
Loan origination fees	550
Amortization	(3,074)
Balance - September 29, 2018	$16,509

Balance - December 31, 2016	$18,290
Loan origination fees	5,317
Amortization	(2,945)
Write off of deferred financing fees	(45)
Balance - September 30, 2017	$20,617

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of September 29, 2018 or December 30, 2017.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

As of September 29, 2018 and December 30, 2017, the Company had not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the three and nine months ended September 29, 2018 and September 30, 2017.

8. MEMBERS’ INTEREST

Summit Inc.’s Equity Offering—On January 10, 2017, Summit Inc. raised $237.6 million, net of underwriting discounts, through the issuance of 10,000,000 shares of Class A common stock at a public offering price of $24.05 per share. Summit Inc. used these proceeds to purchase an equal number of LP Units.

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance - December 30, 2017	$(6,053)	$(10,022)	$(1,060)	$(17,135)
Foreign currency translation adjustment	—	(3,179)	—	(3,179)
Income on cash flow hedges	—	—	1,443	1,443
Balance - September 29, 2018	$(6,053)	$(13,201)	$383	$(18,871)

Balance - December 31, 2016	$(7,181)	$(17,790)	$(2,473)	$(27,444)
Postretirement liability adjustment	413	—	—	413
Foreign currency translation adjustment	—	8,498	—	8,498
Income on cash flow hedges	—	—	384	384
Balance - September 30, 2017	$(6,768)	$(9,292)	$(2,089)	$(18,149)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Nine months ended
	September 29, 2018	September 30, 2017
Cash payments:
Interest	$79,367	$71,117
Income taxes	3,362	1,841

10. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of September 29, 2018 and December 30, 2017, $24.5 million and $20.5 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $3.9 million and $3.9 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of September 29, 2018 and December 30, 2017 were $84.0 million and $67.9 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

11. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The interest rate derivative expires in September 2019. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of September 29, 2018 and December 30, 2017 was:

	September 29, 2018	December 30, 2017
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$3,011	$594
Cash flow hedges	—	488
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$3,774	$34,301
Cash flow hedges	—	492

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges is based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives as of September 29, 2018 and September 30, 2017.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of September 29, 2018 and December 30, 2017 was:

	September 29, 2018		December 30, 2017
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,837,273	$1,828,041	$1,893,239	$1,832,455
Level 3
Current portion of deferred consideration and noncompete obligations(2)	8,637	8,637	10,993	10,993
Long term portion of deferred consideration and noncompete obligations(3)	21,411	21,411	17,938	17,938

(1)	$4.8 million was included in current portion of debt as of September 29, 2018 and December 30, 2017.

(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

12. SEGMENT INFORMATION

The Company has three operating segments: West, East, and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of September 29, 2018 and December 30, 2017 and for the three and nine months ended September 29, 2018 and September 30, 2017:

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Revenue*:
West	$367,912	$327,917	$871,338	$746,991
East	232,777	204,990	525,270	466,222
Cement	93,972	101,274	213,364	229,338
Total revenue	$694,661	$634,181	$1,609,972	$1,442,551
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Income from operations before taxes	$94,926	$87,919	$71,756	$88,149
Interest expense	28,720	28,708	86,066	79,195
Depreciation, depletion and amortization	53,494	48,483	149,439	132,374
Accretion	480	486	1,224	1,382
Loss on debt financings	—	—	149	190
Gain on sale of business	(12,108)	—	(12,108)	—
Transaction costs	1,260	2,581	3,817	6,474
Non-cash compensation	5,643	4,724	19,833	14,148
Other	(409)	(200)	(7,316)	(346)
Total Adjusted EBITDA	$172,006	$172,701	$312,860	$321,566

Total Adjusted EBITDA by Segment:
West	$73,916	$76,637	$151,316	$152,856
East	58,305	56,397	100,497	99,511
Cement	44,299	46,860	82,626	93,328
Corporate and other	(4,514)	(7,193)	(21,579)	(24,129)
Total Adjusted EBITDA	$172,006	$172,701	$312,860	$321,566

	Nine months ended
	September 29, 2018	September 30, 2017
Purchases of property, plant and equipment
West	$104,217	$64,257
East	51,968	52,920
Cement	21,621	25,306
Total reportable segments	177,806	142,483
Corporate and other	5,946	4,995
Total purchases of property, plant and equipment	$183,752	$147,478

	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
	2018	2017	2018	2017
Depreciation, depletion, amortization and accretion:
West	$23,289	$18,907	$68,029	$51,989
East	19,429	17,628	54,982	49,939
Cement	10,682	11,815	25,733	29,888
Total reportable segments	53,400	48,350	148,744	131,816
Corporate and other	574	619	1,919	1,940
Total depreciation, depletion, amortization and accretion	$53,974	$48,969	$150,663	$133,756

	September 29, 2018	December 30, 2017
Total assets:
West	$1,422,966	$1,225,463
East	1,229,567	1,035,609
Cement	899,077	870,652
Total reportable segments	3,551,610	3,131,724
Corporate and other	78,192	372,517
Total	$3,629,802	$3,504,241

13. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the wholly-owned guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$75,529	$1,946	$3,707	$(16,252)	$64,930
Accounts receivable, net	289	279,071	22,489	(179)	301,670
Intercompany receivables	523,663	509,313	—	(1,032,976)	—
Cost and estimated earnings in excess of billings	—	45,732	1,897	—	47,629
Inventories	—	227,047	2,714	—	229,761
Other current assets	1,758	12,986	946	—	15,690
Total current assets	601,239	1,076,095	31,753	(1,049,407)	659,680
Property, plant and equipment, net	12,556	1,678,923	60,331	—	1,751,810
Goodwill	—	1,089,169	59,419	—	1,148,588
Intangible assets, net	—	18,892	—	—	18,892
Other assets	3,219,616	160,131	1,449	(3,330,364)	50,832
Total assets	$3,833,411	$4,023,210	$152,952	$(4,379,771)	$3,629,802
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$—	$—	$—	$4,765
Current portion of acquisition-related liabilities	—	11,648	—	—	11,648
Accounts payable	4,580	121,519	15,560	(179)	141,480
Accrued expenses	42,095	85,922	2,723	(16,252)	114,488
Intercompany payables	580,768	438,378	13,830	(1,032,976)	—
Billings in excess of costs and estimated earnings	—	12,417	655	—	13,072
Total current liabilities	632,208	669,884	32,768	(1,049,407)	285,453
Long-term debt	1,808,190	—	—	—	1,808,190
Acquisition-related liabilities	—	25,185	—	—	25,185
Other noncurrent liabilities	3,756	213,054	76,225	(171,318)	121,717
Total liabilities	2,444,154	908,123	108,993	(1,220,725)	2,240,545
Total member's interest	1,389,257	3,115,087	43,959	(3,159,046)	1,389,257
Total liabilities and member’s interest	$3,833,411	$4,023,210	$152,952	$(4,379,771)	$3,629,802

Condensed Consolidating Balance Sheets
December 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$370,741	$10,254	$14,933	$(12,372)	$383,556
Accounts receivable, net	—	183,139	15,191	—	198,330
Intercompany receivables	573,301	484,747	—	(1,058,048)	—
Cost and estimated earnings in excess of billings	—	9,264	248	—	9,512
Inventories	—	180,283	4,156	—	184,439
Other current assets	1,167	6,354	243	—	7,764
Total current assets	945,209	874,041	34,771	(1,070,420)	783,601
Property, plant and equipment, net	9,259	1,569,118	37,047	—	1,615,424
Goodwill	—	976,206	61,114	—	1,037,320
Intangible assets, net	—	16,833	—	—	16,833
Other assets	2,890,674	162,711	1,271	(3,003,593)	51,063
Total assets	$3,845,142	$3,598,909	$134,203	$(4,074,013)	$3,504,241
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$4,765	$—	$—	$—	$4,765
Current portion of acquisition-related liabilities	—	11,587	—	—	11,587
Accounts payable	3,976	89,912	6,749	—	100,637
Accrued expenses	47,047	79,372	2,227	(12,372)	116,274
Intercompany payables	684,057	369,918	4,073	(1,058,048)	—
Billings in excess of costs and estimated earnings	—	15,349	401	—	15,750
Total current liabilities	739,845	566,138	13,450	(1,070,420)	249,013
Long-term debt	1,810,833	—	—	—	1,810,833
Acquisition-related liabilities	—	52,239	—	—	52,239
Other noncurrent liabilities	2,870	193,801	75,209	(171,318)	100,562
Total liabilities	2,553,548	812,178	88,659	(1,241,738)	2,212,647
Total member's interest	1,291,594	2,786,731	45,544	(2,832,275)	1,291,594
Total liabilities and member’s interest	$3,845,142	$3,598,909	$134,203	$(4,074,013)	$3,504,241

Condensed Consolidating Statements of Operations
For the three months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$668,145	$28,064	$(1,548)	$694,661
Cost of revenue (excluding items shown separately below)	—	452,394	20,957	(1,548)	471,803
General and administrative expenses	10,951	46,910	2,856	—	60,717
Depreciation, depletion, amortization and accretion	574	52,213	1,187	—	53,974
Operating (loss) income	(11,525)	116,628	3,064	—	108,167
Other income, net	(132,382)	(3,019)	(236)	132,266	(3,371)
Interest expense (income)	29,396	(1,882)	1,206	—	28,720
Gain on sale of business	—	(12,108)	—	—	(12,108)
Income from operations before taxes	91,461	133,637	2,094	(132,266)	94,926
Income tax expense	1,034	2,898	567	—	4,499
Net income attributable to member of Summit Materials, LLC	$90,427	$130,739	$1,527	$(132,266)	$90,427
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$92,484	$130,652	$(443)	$(130,209)	$92,484

Condensed Consolidating Statements of Operations
For the nine months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,548,960	$65,597	$(4,585)	$1,609,972
Cost of revenue (excluding items shown separately below)	—	1,087,150	48,031	(4,585)	1,130,596
General and administrative expenses	45,175	141,372	8,245	—	194,792
Depreciation, depletion, amortization and accretion	1,919	145,135	3,609	—	150,663
Operating (loss) income	(47,094)	175,303	5,712	—	133,921
Other (income) loss, net	(204,677)	(10,563)	(87)	203,534	(11,793)
Interest expense (income)	87,924	(5,447)	3,589	—	86,066
Gain on sale of business	—	(12,108)	—	—	(12,108)
Income from operations before taxes	69,659	203,421	2,210	(203,534)	71,756
Income tax expense	1,226	1,481	616	—	3,323
Net income attributable to member of Summit Materials, LLC	$68,433	$201,940	$1,594	$(203,534)	$68,433
Comprehensive income attributable to member of Summit Materials, LLC	$66,697	$200,497	$4,773	$(205,270)	$66,697

Condensed Consolidating Statements of Operations
For the three months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$606,046	$29,608	$(1,473)	$634,181
Cost of revenue (excluding items shown separately below)	—	389,716	21,302	(1,473)	409,545
General and administrative expenses	15,011	44,373	2,372	—	61,756
Depreciation, depletion, amortization and accretion	619	47,032	1,318	—	48,969
Operating (loss) income	(15,630)	124,925	4,616	—	113,911
Other income, net	(126,386)	(1,569)	(245)	125,484	(2,716)
Interest expense (income)	28,182	(670)	1,196	—	28,708
Income from operations before taxes	82,574	127,164	3,665	(125,484)	87,919
Income tax expense	—	4,397	889	—	5,286
Net income	82,574	122,767	2,776	(125,484)	82,633
Net income attributable to noncontrolling interest	—	—	—	59	59
Net income attributable to member of Summit Materials, LLC	$82,574	$122,767	$2,776	$(125,543)	$82,574
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$87,160	$122,555	$(1,598)	$(120,957)	$87,160

Condensed Consolidating Statements of Operations
For the nine months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,384,956	$62,230	$(4,635)	$1,442,551
Cost of revenue (excluding items shown separately below)	—	922,024	45,632	(4,635)	963,021
General and administrative expenses	44,718	131,770	5,715	—	182,203
Depreciation, depletion, amortization and accretion	1,940	128,851	2,965	—	133,756
Operating (loss) income	(46,658)	202,311	7,918	—	163,571
Other income, net	(204,877)	(1,561)	(500)	203,165	(3,773)
Interest expense (income)	76,586	(533)	3,142	—	79,195
Income from operations before taxes	81,633	204,405	5,276	(203,165)	88,149
Income tax expense	—	5,119	1,424	—	6,543
Net income	81,633	199,286	3,852	(203,165)	81,606
Net loss attributable to noncontrolling interest	—	—	—	(27)	(27)
Net income attributable to member of Summit Materials, LLC	$81,633	$199,286	$3,852	$(203,138)	$81,633
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$90,928	$198,489	$(4,646)	$(193,843)	$90,928

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(107,736)	$173,597	$4,696	$—	$70,557
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(210,894)	—	—	(210,894)
Purchase of property, plant and equipment	(5,946)	(156,016)	(21,790)	—	(183,752)
Proceeds from the sale of property, plant, and equipment	—	18,257	169	—	18,426
Proceeds from the sale of a business	—	21,564	—	—	21,564
Other	—	2,660	—	—	2,660
Net cash used for investing activities	(5,946)	(324,429)	(21,621)	—	(351,996)
Cash flow from financing activities:
Proceeds from investment by member	(112,386)	128,001	—	—	15,615
Net proceeds from debt issuance	64,500	—	—	—	64,500
Loans received from and payments made on loans from other Summit Companies	(60,387)	58,052	6,215	(3,880)	—
Payments on long-term debt	(69,265)	(9,701)	(61)	—	(79,027)
Payments on acquisition-related liabilities	—	(32,821)	—	—	(32,821)
Debt issuance costs	(550)	—	—	—	(550)
Distributions from partnership	(2,569)	—	—	—	(2,569)
Other	(873)	(1,007)	(33)	—	(1,913)
Net cash (used in) provided by financing activities	(181,530)	142,524	6,121	(3,880)	(36,765)
Impact of cash on foreign currency	—	—	(422)	—	(422)
Net decrease in cash	(295,212)	(8,308)	(11,226)	(3,880)	(318,626)
Cash — Beginning of period	370,741	10,254	14,933	(12,372)	383,556
Cash — End of period	$75,529	$1,946	$3,707	$(16,252)	$64,930

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2017

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(92,840)	$198,890	$26,845	$—	$132,895
Cash flow from investing activities:
Acquisitions, net of cash acquired	(24,538)	(321,340)	(25,601)	—	(371,479)
Purchase of property, plant and equipment	(4,994)	(137,505)	(4,979)	—	(147,478)
Proceeds from the sale of property, plant, and equipment	—	13,231	59	—	13,290
Other	—	182	—	—	182
Net cash used for investing activities	(29,532)	(445,432)	(30,521)	—	(505,485)
Cash flow from financing activities:
Proceeds from investment by member	(3,409)	249,359	10,717	—	256,667
Capital issuance costs	(627)	—	—	—	(627)
Net proceeds from debt issuance	302,000	—	—	—	302,000
Loans received from and payments made on loans from other Summit Companies	(10,787)	20,975	(6,282)	(3,906)	—
Payments on long-term debt	(6,874)	(6,009)	(4)	—	(12,887)
Payments on acquisition-related liabilities	—	(20,116)	—	—	(20,116)
Financing costs	(5,317)	—	—	—	(5,317)
Distributions from partnership	(2,609)	—	—	—	(2,609)
Other	(536)	(288)	(21)	—	(845)
Net cash provided by financing activities	271,841	243,921	4,410	(3,906)	516,266
Impact of cash on foreign currency	—	—	734	—	734
Net increase (decrease) in cash	149,469	(2,621)	1,468	(3,906)	144,410
Cash — Beginning of period	133,862	4,820	14,656	(10,666)	142,672
Cash — End of period	$283,331	$2,199	$16,124	$(14,572)	$287,082